FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

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Unilever Agrees to Sell Frozen Meals Portfolio in North America

London & Rotterdam - July 30, 2012
- Unilever today announced that it has signed a definitive agreement for the sale of its North America frozen meals business to ConAgra Foods, Inc. for a total cash consideration of $265 million. Unilever's North America frozen meals business consists of a full range of premium, multi-serve frozen entrees and appetizers under the well-known Bertolli and P.F. Chang's brand names.

The transaction, subject to regulatory review, includes a license for the use of the Bertollibrand name and the transfer of Unilever's existing license with P.F. Chang's for use of the P.F. Chang's Home Menu brand name. It does not include Unilever's facility in Owensboro, Ky., at which the Bertolli and P.F. Chang's frozen meals are currently produced. Unilever will retain the Bertolli trademark and continue its existing pasta sauce business, with manufacturing operations remaining at its Kentucky facility.

Kees Kruythoff, president of Unilever North America, said: "Bertolli and P.F. Chang's frozen meals are two attractive businesses with a focus on quality ingredients and differentiated technology.  I am confident they will continue to do well under ConAgra Foods' management."

The company's decision to divest its North American frozen meals business is in line with its global strategy to exit the frozen foods business.  Unilever previously divested its European frozen foods business.

In 2011, the combined Bertolli and P.F. Chang's brands had turnover of approximately $300 million.  The transaction is expected to close in the third quarter of 2012.

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Media contacts

Unilever North America (Englewood Cliffs, NJ):
Jeff Graubard +1 201-894-7760 or
MediaRelations.USA@unilever.com
Unilever PLC (London):  Trevor Gorin
+44 207 822 6010 or
Press-Office.London@unilever.com
Unilever NV (Rotterdam):  Flip Dötsch +31 (0) 10 2174844 or
mediarelations.rotterdam@unilever.com

SAFE HARBOUR:
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; and failure to meet high product safety and ethical standards; managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever North America:
Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 190. With products that are used over two billion times a day around the world, we work to create a better future every day and help people feel good, look good and get more out of life with brands and services that are good for them and good for others. In the United States and Canada the portfolio includes brand icons such as: Axe, Becel, Ben & Jerry's, Bertolli, Breyers, Caress, Clear Scalp & Hair Therapy, Consort For Men, Country Crock, Degree, Dove personal care products, fds, Good Humor, Hellmann's, I Can't Believe It's Not Butter!, Just for Me!, Klondike, Knorr, Lever 2000, Lipton, Magnum, Motions, Nexxus, Noxzema, Pond's, Popsicle, Promise, Q-tips, Ragu, Simple, Skippy, Slim-Fast, Soft & Beautiful, St. Ives, Suave, tcb, TIGI, TRESemmé, Vaseline, and Wish-Bone.
All of the preceding brand names are trademarks or registered trademarks of the Unilever Group of Companies. Dedicated to serving consumers and the communities where we live, work and play, Unilever employs more than 13,000 people across North America -generating over $9 billion in sales in 2011. For more information visit www.unileverusa.com or www.unilever.ca.

About ConAgra Foods, Inc.:
ConAgra Foods, Inc., (NYSE: CAG), is one of North America's leading food companies, with brands in 97 percent of America's households. Consumers find Banquet, Chef Boyardee, Egg Beaters, Hebrew National, Hunt's, Marie Callender's, Orville Redenbacher's, PAM, Peter Pan, Reddi-wip, Slim Jim, Snack Pack and many other ConAgra Foods brands in grocery, convenience, mass merchandise and club stores. ConAgra Foods also has a strong business-to-business presence, supplying frozen potato and sweet potato products as well as other vegetable, spice and grain products to a variety of well-known restaurants, foodservice operators and commercial customers. For more information, please visit us at http://www.conagrafoods.com.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 30 July, 2012